

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2021

Peter Wall
Chief Executive Officer
Argo Blockchain Plc
Room 4, 1st Floor
50 Jermyn Street
London SW1Y 6LX
England

> **Re: Argo Blockchain Plc**
> **Draft Registration Statement on Form F-1**
> **Submitted May 20, 2021**
> **CIK: 0001841675**

Dear Mr. Wall:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. You disclose that your fleet of mining machines can generate more than 1,075 petahash per second. Please revise to indicate the portion of this capacity that is housed in your owned facilities versus hosted facilities as you disclose on page 69. This additional information will provide context to the disclosure noted here regarding the megawatts represented or used at the two types of facilities.

2.   You describe yourself as the "a leading blockchain technology company focused on large-scale mining of Bitcoin and other cryptocurrencies." Please provide the basis for your characterization of your Bitcoin mining operations. For example, it is not clear whether you are basing this on objective criteria such as market share based on revenues or number of Bitcoin mined or hash power.

3.   We note your disclosure that you are planning to invest in the wider cryptocurrency and blockchain sectors. Please tell us whether your strategy includes participation in Initial Coin Offerings, conducting an Initial Coin Offering, or operating as an exchange. As part of your discussion, please disclose whether you have a policy for evaluating the digital assets in your portfolio or those that you may acquire, in terms of whether they may constitute a security.

Our Strategy, page 2

4.   We note that you intend to invest heavily in vertical integration. Please revise to clarify what vertical integration represents in this context.

Risks Associated with Our Business, page 2

5.   We note that the deposit agreement contains both a jury trial waiver provision and an exclusive forum provision. Please include disclosure regarding those provisions in your summary risk factors.

Summary Historical Consolidated Financial and Other Data, page 9

6.   Revise to reconcile your Non-IFRS EBITDA measure to the most directly comparable IFRS measure of net income. Refer to Question 103.02 of the Non-GAAP Compliance Disclosure Interpretations.

Management's Discussion and Analysis of Financial Condition and Operating Performance
Factors Affecting Our Performance, page 70

7.   We note your disclosures regarding reward rates for cryptocurrencies, which are subject to adjustments at predetermined intervals, such as halving the reward rates for Bitcoin. Please expand this disclosure to include the current Bitcoin currency reward rate as well as the previous rate, as noted on page 32, to add context to this discussion.

Cost and Source of Power, page 71

8.   You disclose that you "expect to obtain more than 90% of our power requirements from reliable renewable power sources at less than the current cost of fossil fuel energies in other locations." Please revise to clarify why you believe the cost of power from renewable resources will be lower than from fossil fuels and whether you have any agreements for the supply of power to your Helios mining facility.

Key Indicators of Performance and Financial Condition, page 71

9. Your measures of Bitcoin and Bitcoin equivalent mining margin and Average Direct Cost per Bitcoin appear to be Non-IFRS measures that exclude normal, recurring, operating expenses included in gross profit on the statement of comprehensive income, such as depreciation of mining equipment, change in fair value of digital currencies and realized loss on the sale of digital currencies. Please tell us how you considered whether the exclusion of such adjustments creates a tailored accounting principal and revise your disclosures as necessary. Refer to Question 100.04 of the Non-GAAP C&DIs.

10. Notwithstanding the comment above, please revise to label these measures as Non-IFRS, include a discussion of why management believes these measures are useful and provide a reconciliation of the calculation for these measures to the most directly comparable IFRS measure. For example, you should present IFRS gross profit and the related IFRS mining margin and reconcile to non-IFRS gross profit and the related non-IFRS mining margin. Also, ensure you present the IFRS measures with greater prominence throughout the filing. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.

11. We note that you use Bitcoin Equivalents as a key indicator. Please revise to clarify the percentage of revenue attributable to mining coins other than Bitcoin such as ZCash or other equihash based proof-of-work coins. In this regard, we note that rewards earned through the Luxor mining pool are converted to Bitcoin, but it is unclear whether you mine other coins for your own account.

Results of Operations, page 74

12. Please revise to include a discussion of the material factors that contributed to the difference in your effective income tax rate and the statutory income tax rate in each period presented. Also, clarify whether you expect such factors to have a continuing impact on your effective tax rate, or to the extent the current rate may not be indicative of future effective tax rates, revise to discuss the potential impact any shift in such rates may have on your future results of operations. Refer to Item 5.A of Form 20-F Section III.B.3 of SEC Release 33-8350.

Liquidity and Capital Resources, page 75

13. You disclose you have financed your operations primarily through cash generated by sales of cryptocurrencies and sales of equity securities and that your primary sources of liquidity include cryptocurrencies held in treasury. Please revise to incorporate your disclosure included elsewhere regarding your business strategy in selling portions of cryptocurrencies mined in exchange for fiat currency to fund your operating expenses. Please discuss the average period between receipt of cryptocurrency and the subsequent conversion to cash and discuss any risks to your liquidity caused by volatility in cryptocurrency pricing.

14. You state that you expect significantly higher capital expenditures in 2021 as you execute your capital integration strategy. Please revise here to disclose the amount paid to purchase the 160 acres of land in Texas in March 2021 and the estimated range of expenditures you expect to incur in fiscal 2021 to build your mining facility. Refer to Item 5.B.3 and 5.D of Form 20-F.

Mining Equipment and Supplies, page 81

15. We note your disclosure that your average failure is typically 4-5%, with the average being 29% during 2020. We further note your disclosure on page 31 that your S17 fleet had a 38% failure rate. Please revise to provide a more detailed discussion of the failure rate for each type of ASIC miner, whether failure renders the machine completely inoperable, and reconcile the disclosure relating to failure rates among your machines. In addition, include a discussion of any applicable warranties on the ASIC miners you acquire.

16. We note that you entered into an agreement to acquire ePIC mining machines for delivery in the fourth quarter as well as a lease agreement with Celsius Network for the leasing of 4,500 Bitmain S19 and S-19 Pro miners. Please revise to provide the material terms of those agreements including the consideration paid and any termination provisions. Define "next generation mining machines." To the extent known, provide a discussion regarding the efficiency of the ePIC mining machines. Finally, file the agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Principal Shareholders, page 102

17. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by BLOK ETF (Toroso Asset Management). Refer to Item 403 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

18. Please revise to include the date of this report. Refer to Item 2.02(a) of Regulation S-X and AS 3101.10d

Notes to the Financial Statements
Note 3. Significant Accounting Policies
Revenue Recognition, page F-10

19. We note that your direct costs include fees paid to mining pool operators. Please explain further why you pay a fee to the mining pool operator. In this regard, tell us what this consideration represents and how that coincides with your indication that the mining pool operators are your customer. Also, tell us your basis for recording these fees as cost of revenue and not a reduction of the transaction price. Provide the specific guidance in IFRS

15 you relied upon and include a detailed analysis of how you applied such guidance. In your response, tell us the amount of such fees included in cost of revenue for each period presented.

Digital Currencies, page F-11

20. Please revise to clarify whether you hold digital currencies for sale in the ordinary course of business and whether you buy or sell digital currencies for others or on your own account. In addition, disclose whether your digital assets are acquired for the purpose of selling in the near future and generating a profit from fluctuations in price.

21. You state on page 71 that you hold Bitcoin in treasury for the long-term. Please clarify for us what is meant by long-term and explain how this statement is consistent with your response to the above comment as well as to your disclosures elsewhere that seem to imply you hold digital assets for sale in the ordinary course of business.

Financial Instruments, page F-16

22. You state that you enter into forward, option and swap contracts to reduce exposure to mining difficulty movements and crypto asset price risk. Please revise to clarify whether any of these contracts you describe were outstanding during or as of the end of the periods presented, and if so, where they are recorded. Also, ensure that you disclosures comply with IFRS 7, as applicable.

Note 23. Taxation, page F-28

23. Revise to disclose each type of deferred tax asset and liability or clarify that the loss carryforward is the only temporary difference. Refer to IAS 12, paragraph 81(g).

Note 27. Post Balance Sheet Events, page F-29

24. You disclose that you signed a share purchase agreement with GPUone to purchase two data centers in Quebec and that the acquisition closed on May 13, 2021. Please revise to disclose the total consideration of this acquisition, including the portion that came from your existing deposits with GPUone and the amount of cash consideration. Refer to IAS 10, paragraph 21(b).

25. You refer here to a significant equity holding in Pluto Digital Assets (Pluto). Please revise to disclose the amount of such investment and the ownership interest in Pluto following this transaction. Also, tell us whether you consider this to be a related party transaction pursuant to IAS 24 and if so, revise to indicate as such. In this regard, we note your CEO, Mr. Wall, is also a director in Pluto.

26. Please revise your disclosures with respect to your acquisition of a hosting facility project in West Texas to further describe the transaction, noting the parties involved and the form(s) and amount of consideration paid. Also, to the extent this transaction is the same as the DPN LLC acquisition discussed elsewhere, tell us how you determined whether this was the acquisition of a business and your consideration financial information is required pursuant to Rule 3-05 and Article 11 of Regulation S-X. Refer to Article 11-01(d) of Regulation S-X and Item 4.b of Form F-1.

Recent Sales of Unregistered Securities, page II-1

27. We note that the Company has issued ordinary shares to various third parties over the past several years. Please revise to name the persons or identify the class of buyers to whom the securities were sold. For guidance, please refer to Item 7 of Form F-1 and Item 701 of Regulation S-K.

General

28. We note your strategy includes diversifying your sources of revenue and value creation by investing in "adjacent cryptocurrency and blockchain technology initiatives, including decentralized finance ('DeFi')." Please clarify the nature and extent of your investments in these initiatives, including your "significant equity holding" in Pluto Digital Assets PLC, and discuss, if material, any known trends and uncertainties related to your diversification strategy that are reasonably likely to have an effect on your financial condition or results of operations. Refer to Item 5.D of Form 20-F. Also, please explain whether and how you are addressing any risks and challenges arising from these investments in terms of compliance with the U.S. securities laws, particularly the Investment Company Act of 1940.

Finally, please disclose, if true, that one of the principal purposes of this offering is to obtain capital for further investment in DeFi projects and other initiatives. In this regard, we note the reference to "other incremental growth" in your discussion of the use of proceeds from this offering, as well as the disclosure that you recently raised significant funds in two separate offerings for the purpose of, among other things, investment in "blockchain/fintech ventures," including Pluto Digital Assets PLC.

Peter Wall
Argo Blockchain Plc
June 21, 2021
Page 7

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Martin A. Wellington